Rule 424(b)(2)
                                                    Registration No. 333-60474


PRICING SUPPLEMENT NO. 32 dated December 18, 2002
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series G
Due Nine Months or More From the Date of Issue

CUSIP No.:                      52517PTD3

ISIN:                           US52517PTD32

Specified Currency:             US Dollars

Principal Amount:               US$5,000,000.00

                                Total                  Per Note
Issue Price:                    US$5,000,000.00        100.00%
Agent's Commission:             US$        0.00          0.00%
Proceeds to Lehman
   Brothers Holdings:           US$5,000,000.00        100.00%

Agent:                          Lehman Brothers Inc.

Agent's Capacity:               [  ] As agent          [X ] As principal  (See
                                                        "Underwriting" below.)

Trade Date:                     December 18, 2002

Original Issue Date:            January 9, 2003

Stated Maturity Date:           January 9, 2006

Amortizing Note:                [  ] Yes       [X ] No

Amortization Schedule:          Not applicable

Fixed Rate Note

Interest Rate per Annum:        4.50%, subject to "Interest Accrual"
                                provisions, as described below.

Interest Payment Dates:         Each July 9, October 9, January 9, and April
                                9, commencing on April 9, 2003.

Interest Accrual:               Interest will accrue on each day on which
                                3-Month LIBOR for the relevant LIBOR
                                Observation Date is within the applicable
                                LIBOR Range.  If the value of 3-Month LIBOR
                                (stated as a percent per annum) on the
                                relevant LIBOR Observation Date is equal to or greater than the applicable LIBOR Range minimum and less than or equal to the applicable LIBOR
                                Range maximum indicated below for LIBOR
                                Observation Dates occurring during the periods indicated, interest will accrue on the Notes for the related day at 4.50% per annum. If, however, the value of 3-Month LIBOR is less than the applicable LIBOR Range minimum or greater than the applicable LIBOR Range maximum on the relevant LIBOR Observation Date, then no interest will accrue on the related day.
                                See "Risk Factors" below for certain relevant considerations.

3-Month LIBOR:                  For any LIBOR Observation Date, the offered
                                rates for deposits in U.S. dollars for a period of three months, commencing on such LIBOR
                                Observation Date, which appears on Bridge
                                Telerate, Inc., on page 3750 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m., London time, on that LIBOR Observation Date. If 3-Month LIBOR cannot be determined on a LIBOR Observation
                                Date as described above, then the calculation agent will determine LIBOR based on quotations from reference banks in the manner described in the Prospectus Supplement for deposits in U.S. dollars for a period of three months, commencing on such LIBOR Observation Date.

LIBOR Range:                    Period                     LIBOR Range
                                January 9, 2003-
                                 Stated Maturity           0.00% to 3.50%

LIBOR Observation Date:         With respect to each LIBOR Business Day that
                                does not occur during the LIBOR Suspension
                                Period, that LIBOR Business Day. With respect to each day that is not a LIBOR Business Day not occurring during the LIBOR Suspension
                                Period, the last preceding LIBOR Business Day.
                                With respect to each day occurring during the LIBOR Suspension Period, the LIBOR Observation
                                Date will be the last LIBOR Business Day preceding the first day of such LIBOR
                                Suspension Period.

LIBOR Suspension Period:        The period beginning on the fifth New York
                                Business Day prior to but excluding each Interest Payment Date (including the Stated
                                Maturity Date).

LIBOR Business Day:             Any day that is a day on which dealings in
                                deposits in U.S. dollars are transacted in the London interbank market.

New York Business Day:          Any day that is not a Saturday or Sunday and
                                that, in New York City, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

Interest Computation:           Interest will be computed on the basis of the
                                actual number of days in the year and the actual number of days elapsed.

"Accrue to Pay":                [  ] Yes       [X ] No

Interest Rate
   Calculation Agent:           Citibank, N.A.

Optional Redemption:            The Notes may be redeemed prior to Stated
                                Maturity at the option of Lehman Brothers
                                Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, from time to time on each Interest Payment
                                Date, commencing on April 9, 2003. Notice of redemption will be given not less than five
                                New York Business Days prior to the redemption date.

Optional Repayment:             The holder of the Note may not elect repayment
                                of the Note by Lehman Brothers Holdings prior to Stated Maturity.

Extension of Maturity:          Lehman Brothers Holdings may not extend the
                                Stated Maturity Date of the Note.

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated

Depository:                     The Depository Trust Company

Authorized Denominations:       $1,000 or any larger whole multiple

Issuer Rating:                  Long-term senior unsecured debt of Lehman
                                Brothers Holdings is currently rated A by Standard & Poor's, A2 by Moody's Investors
                                Service and A+ by Fitch IBCA.


RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional fixed rate medium-term notes. See "Risk Factors" generally in the Prospectus Supplement. The interest rate of the Notes will be fixed, subject to the "Interest Accrual" provisions as described above. Investors should consider the risk that the Interest Accrual provisions applicable to the Notes may result in less interest being payable on the Notes than on a conventional fixed rate debt security issued by Lehman Brothers Holdings at the same time. Investors should also consider the risk that 3-Month LIBOR, determined on a daily basis, may be less than the LIBOR Range minimum or exceed the LIBOR Range maximum on one or more LIBOR Business Days during the applicable period, in which event no interest will accrue for the related days during the period.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the Interest Accrual provisions applicable to the Notes, the anticipated level and potential volatility of 3-Month LIBOR, the method of calculating 3-Month LIBOR, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings to redeem all or a portion of the Notes from time to time, the aggregate principal amount of the Notes and the availability of comparable instruments. The level of 3-Month LIBOR depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table, showing the historical level of 3-Month LIBOR in effect for the hypothetical LIBOR Observation Dates listed below, illustrates the variability of that rate:


Historical Levels of 3-Month LIBOR

Hypothetical LIBOR                       Hypothetical LIBOR
Observation Date      3-Month LIBOR      Observation Date      3-Month LIBOR

January 8, 1993       3.438              January 9, 1998       5.656
April 9, 1993         3.250              April 9, 1998         5.656
July 9, 1993          3.312              July 9, 1998          5.688
October 8, 1993       3.375              October 9, 1998       5.344
January 7, 1994       3.312              January 8, 1999       5.038
April 8, 1994         4.000              April 9, 1999         5.000
July 8, 1994          4.938              July 9, 1999          5.310
October 7, 1994       5.625              October 8, 1999       6.176
January 9, 1995       6.375              January 7, 2000       6.030
April 7, 1995         6.250              April 7, 2000         6.280
July 7, 1995          5.812              July 7, 2000          6.744
October 9, 1995       5.938              October 6, 2000       6.802
January 9, 1996       5.562              January 9, 2001       5.624
April 9, 1996         5.500              April 9, 2001         4.741
July 9, 1996          5.656              July 9, 2001          3.790
October 9, 1996       5.531              October 9, 2001       2.431
January 9, 1997       5.562              January 9, 2002       1.844
April 9, 1997         5.812              April 9, 2002         1.990
July 9, 1997          5.719              July 9, 2002          1.860
October 9, 1997       5.750              October 9, 2002       1.770


The historical experience of 3-Month LIBOR should not be taken as an indication of the future performance of 3-Month LIBOR during the term of the Notes. Fluctuations in the level of 3-Month LIBOR make the Notes' effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Variable Rate Debt Instruments

Lehman Brothers Holdings believes that the Notes provide for interest at an "objective rate" and therefore constitute "variable rate debt instruments," as those terms are defined in the original issue discount regulations. Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment. Under such characterization, holders of the Notes would report interest as ordinary income at the time it is paid or accrued in accordance with their method of accounting for tax purposes. Investors who purchase the Notes at a market discount or premium should consult their tax advisors regarding the appropriate rate of accrual or amortization for such market discount or premium.

Investors should consult their tax advisors regarding possible alternative treatments of the Notes, including the possible application of the contingent payment debt regulations.


Certain United States Federal Income Tax Consequences to Non-United
States Holders

The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of Notes as of the date hereof. Except where noted, this summary deals only with Notes that are held as capital assets by a non-United States holder who purchases those Notes upon original issuance at their initial public offering price. A summary of certain United States federal tax consequences that will apply to a United States holder of debt securities, is set forth under "United States Federal Income Tax Consequences-Debt Securities-Consequences to
United States Holders" in the Prospectus. Such holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-United States Holders" has been reduced to 30% for payments made during 2002 and 2003, 29% for payments made during 2004 and 2005 and 28% for payments made during 2006 through 2010, after which time the rate will revert back to 31% absent Congressional action. To the extent this summary is inconsistent with the summary under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders" in the Prospectus, it replaces that summary.

For purposes of this summary, a holder of Notes is a "United States holder" if it is:

*  a citizen or resident of the United States;
* a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;
* an estate the income of which is subject to United States federal income taxation regardless of its source; or
* a trust if (x) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all of its substantial decisions or (2) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

A "non-United States holder" is a holder of Notes other than a "United States holder."

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date of this Pricing Supplement. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not represent a detailed description of the federal income tax consequences to a non-United States holder in light of such non-United States holder's particular circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to a non-United States holder if such non-United States holder is subject to special treatment under the United States federal income tax laws (including if such non-United States holder is a "controlled foreign corporation," "passive foreign investment company," "foreign personal holding company" or, in certain circumstances, a United States expatriate). Lehman Brothers Holdings cannot assure non-United States holders that a change in law will not alter significantly the tax considerations that are described in this summary.

If a partnership holds Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A holder who is a partner of a partnership holding Notes should consult such holder's tax advisors.

Any person who is considering the purchase of Notes should consult such person's own tax advisors concerning the particular United States federal income tax consequences of the ownership of the Notes, as well as the consequences arising under the laws of any other taxing jurisdiction.


United States Federal Withholding Tax

The 30% United States federal withholding tax will not apply to any payment of principal or interest, including original issue discount, on the Notes to a non-United States holder provided that:

* the non-United States holder does not actually or constructively own 10% or more of the total combined voting power of all classes of the voting stock of Lehman Brothers Holdings within the meaning of the Code and applicable United States Treasury regulations;
* the non-United States holder is not a controlled foreign corporation that is related to Lehman Brothers Holdings through stock ownership;
* the non-United States holder is not a bank whose receipt of interest on the Notes is described in Section 881(c)(3)(A) of the Code; and
* either (a) the non-United States holder provides its name and address on an IRS Form W-8BEN (or other applicable form), and certifies, under penalty of perjury, that such non-United States holder is not a United States person or (b) such non-United States holder holds its Notes through certain foreign intermediaries and satisfies the certification requirements of applicable United States Treasury regulations.

Special certification rules apply to certain non-United States holders that are entities rather than individuals. If a non-United States holder cannot satisfy the requirements described above, payments of premium, if any, and interest, including original issue discount, made to such non-United States holder will be subject to the 30% United States federal withholding tax, unless such non-United States holder provides Lehman Brothers Holdings with a properly executed:

* IRS Form W-8BEN (or other applicable form) claiming an exemption from, or reduction in, withholding under the benefit of an applicable tax treaty; or
* IRS Form W-8ECI (or successor form) stating that interest paid on the Notes is not subject to withholding tax because it is effectively connected with such non-United States holder's conduct of a trade or business in the United States (as discussed below under "-United States Federal Income Tax").

The 30% United States federal withholding tax generally will not apply to any gain that a non-United States holder realizes on the sale, exchange, retirement or other disposition of Notes.


United States Federal Income Tax

If a non-United States holder is engaged in a trade or business in the United States and premium, if any, or interest, including original issue discount, on the Notes is effectively connected with the conduct of that trade or business, such non-United States holder will be subject to United States federal income tax on that premium or interest on a net income basis (although exempt from the 30% withholding tax, provided certain certification and disclosure requirements discussed above under "-United States Federal Withholding Tax" are satisfied) in the same manner as if such non-United States holder were a United States person, as defined under the Code. In addition, if a non-United States holder is a foreign corporation, such non-United States holder may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with the conduct by such non-United States holder of a trade or business in the United States.

A non-United States holder will generally not be subject to United States federal income tax on any gain realized on the disposition of a Note unless:

* the gain is effectively connected with such non-United States holder's conduct of a trade or business in the United States; or
* such non-United States holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.


United States Federal Estate Tax

A non-United States holder's estate will not be subject to United States federal estate tax on Notes beneficially owned by such non-United States holder at the time of its death provided that:
* any payment to such non-United States holder on the Notes would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under "-United States Federal Withholding Tax," without regard to the certification requirements of the fourth bullet point; and
* interest on those Notes would not have been, if received at the time of such non-United States holder's death, effectively connected with the conduct by such non-United States holder of a trade or business in the United States.


Information Reporting and Backup Withholding

If a holder is a non-United States holder of Notes, Lehman Brothers Holdings must report annually to the Internal Revenue Service and to such holder the amount of payments Lehman Brothers Holdings makes to such holder and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which such holder resides under the provisions of an applicable income tax treaty. A non-United States holder will not be subject to backup withholding regarding payments Lehman Brothers Holdings makes to such non-United States holder provided that Lehman Brothers Holdings does not have actual knowledge or reason to know that such non-United States holder is a United States person and Lehman Brothers Holdings has received from such non-United States holder the statement described above in the fourth bullet point under "-United States Federal Withholding Tax."

In addition, a non-United States holder will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a Note made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that such non-United States holder is a United States person, or such non-United States holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.


Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and Prospectus.



Lehman Brothers Holdings Inc.


By:     /s/   Thomas O'Sullivan
Name:   Thomas O'Sullivan
Title:  Authorized Officer